EXHIBIT 3.2

CERTIFICATE OF DETERMINATION

SERIES N PREFERENCE STOCK

(Convertible X Preferred Stock)

1,000,000 shares authorized.

Conversion:

Each share converts into 1,000,000 common shares.

Voting:

As-converted basis with common stock.

Ranking:

Senior to all equity, junior to debt.

Liquidation:

100% of remaining assets to holders.

Protective Provisions:

Approval required for litigation settlements, asset sales, debt, or new senior securities.

[Full certificate text continues exactly as adopted]

CERTIFICATE OF DETERMINATION

OF PREFERENCES OF

SERIES N PREFERENCE STOCK

(Convertible X Preferred Stock)

OF

GREEN STREAM HOLDINGS INC.

(a California Corporation)

Pursuant to the provisions of Sections 401 and 402 of the California Corporations

Code, the undersigned, being the duly authorized officer of Green Stream Holdings

Inc., a corporation organized and existing under the laws of the State of California (the “Corporation”), does hereby certify:

FIRST: The Articles of Incorporation of the Corporation authorize the issuance of preferred stock in one or more series and empower the Board of Directors of the Corporation (the “Board”) to fix, by resolution or resolutions, the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of preferred stock.

SECOND: The Board, pursuant to the authority conferred upon it by the Articles of

Incorporation and in accordance with the California Corporations Code, duly adopted resolutions on April 17, 2026 creating and designating a new series of preferred stock.

THIRD: The following resolutions were duly adopted by the Board:

RESOLVED, that pursuant to the authority vested in the Board by the Articles of Incorporation and the California Corporations Code, there is hereby created out of the authorized but unissued preferred stock of the Corporation a series consisting of 1,000,000 shares, designated as “Convertible X Preferred Stock” (also known as the “Convertible X Preferred Stock”), having the following rights, preferences, privileges, and limitations:

Section 1. Designation and Amount; Ranking

The series shall be designated as Convertible X Preferred Stock (the “Convertible X Preferred Stock”). The number of shares constituting the Convertible X Preferred Stock shall be 1,000,000. Each share shall have a par value of $0.001.

The Convertible X Preferred Stock shall rank senior to all classes or series of Common Stock and to all other preferred stock of the Corporation now or hereafter authorized, and junior only to all indebtedness of the Corporation (including secured and unsecured creditors).

Section 2. Voting Rights

Each share of Convertible X Preferred Stock shall entitle the holder thereof to vote on all matters submitted to a vote of the shareholders on an as-converted basis (into Common Stock), voting together with the Common Stock as a single class, unless a separate class vote is required by applicable law.

Section 3. Conversion Rights

Each share of Convertible X Preferred Stock shall be convertible, at the option of the holder, into 1,000,000 shares of the Corporation’s Common Stock (a fixed 1:1,000,000 conversion ratio). The conversion ratio is fixed and shall not be subject to adjustment for any reason whatsoever, including (without limitation) stock dividends, stock splits, combinations, recapitalizations, or reclassifications of the Common Stock.

The Convertible X Preferred Stock shall not be subject to dilution from the issuance of any additional equity securities of the Corporation and shall not be adversely affected by any reverse stock split, combination, or similar transaction involving the Common Stock.

Beneficial Ownership Limitation: Any holder of Convertible X Preferred Stock who is not a director of the Corporation may convert such shares only to the extent that, after giving effect to the conversion, such holder (together with its affiliates and any persons acting as a group) would not beneficially own more than 9.9% of the

Corporation’s issued and outstanding Common Stock immediately after conversion.

All shares of Common Stock issued upon conversion shall be duly authorized, validly issued, fully paid, and non-assessable.

Section 4. Protective Provisions – Litigation Event

A “Litigation Event” means the commencement or threatened commencement of any lawsuit, arbitration, administrative action, or similar legal proceeding against the Corporation that could reasonably be expected to result in a material judgment, settlement, or disposition of assets.

Upon the occurrence of a Litigation Event, the Corporation shall not, without the affirmative approval of the holders of a majority of the outstanding shares of Convertible X Preferred Stock (voting as a separate class):

(a)	Settle, compromise, or resolve such Litigation Event;
(b)	Sell, lease, transfer, license, or otherwise dispose of any material assets outside the ordinary course of business;
(c)	Incur any indebtedness outside the ordinary course of business; or
(d)	Issue any equity security senior to or on parity with the Convertible X Preferred Stock.

Any transaction or series of related transactions resulting from a Litigation Event that disposes of all or substantially all of the assets of the Corporation (whether by settlement, judgment, receivership, or court order) shall constitute a Deemed Liquidation Event.

Section 5. Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, or any Deemed Liquidation Event, the holders of Convertible X Preferred Stock shall be entitled to receive, prior and in preference to any distribution to the holders of Common Stock or any other equity securities, 100% of the remaining assets of the Corporation (whether in cash or in kind) after payment or provision for payment of all bona fide debts and liabilities. Such assets shall be distributed pro rata among the holders of Convertible X Preferred Stock.

Section 6. No Adverse Amendment

The Corporation shall not amend its Articles of Incorporation or Bylaws in any manner that would materially and adversely affect the rights, preferences, or privileges of the Convertible X Preferred Stock without the written consent of all of the outstanding shares of Convertible X Preferred Stock, voting or consenting as a separate class.

Section 7. No Redemption; Dividends

The Convertible X Preferred Stock is not redeemable. Dividends shall be payable only when and if declared by the Board of Directors.

FOURTH: All other provisions of the Articles of Incorporation and Bylaws of the

Corporation shall remain in full force and effect, except as modified by this Certificate of Determination.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Determination on [Insert Date].

GREEN STREAM HOLDINGS INC.

By: /s/ Nan Yang

Name: Nan Yang

Title: [President / Secretary / Authorized Officer]